ARGENTEX MINING CORPORATION
(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED FINANCIAL REPORT

At October 31, 2013 and January 31, 2013 and
for the Three and Nine Months Ended October 31, 2013 and 2012

(UNAUDITED)

(Stated in U.S. Dollars)

Notice of Non-review of Interim Financial Statements

The attached condensed interim consolidated financial statements for the three and nine month periods ended October 31, 2013 have been prepared by and are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these interim financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

	October 31,	January 31,
	2013	2013
	(Unaudited)
ASSETS
Current
Cash and cash equivalents	$3,149,660	$2,117,142
Receivables	13,390	33,357
Prepaid expenses and deposits	66,146	56,957
Loan receivable	650,000	-
Total current assets	3,879,196	2,207,456
Equipment	381,614	421,307
Mineral property interest	815,000	815,000
Total assets	$5,075,810	$3,443,763
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$285,970	$441,638
Due to related parties	18,134	13,639
Total current liabilities	304,104	455,277
Long term debt	48,874	-
Stockholders' equity
Share capital	38,660,731	35,304,627
Additional paid-in capital	8,255,648	6,877,657
Deficit accumulated during the exploration stage	(42,188,563)	(39,169,460)
Accumulated other comprehensive (loss)	(4,984)	(24,338)
Total stockholders' equity	4,722,832	2,988,486
Total liabilities and stockholders' equity	$5,075,810	$3,443,763
Subsequent event (Note 13)

Approved on behalf of the Board of Directors:

“Don Siemens”	“Stephen Hanson”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Stated in U.S. Dollars)
(Unaudited)

					From December
	For the Three Months		For the Nine Months		21,
	Ended October 31,		Ended October 31,		2001 (Inception)
					to October 31,
	2013	2012	2013	2012	2013

Expenses

Consulting	$140,123	$122,002	$466,410	$716,358	$7,750,651
Depreciation	15,444	16,645	45,890	49,140	179,657
Director fees	-	4,968	93,727	24,797	345,729
Foreign exchange (gain) loss	24,607	(26,979)	73,522	(94,181)	87,253
Mineral property interests	767,349	509,136	1,335,008	4,450,267	23,067,251
Office and sundry	24,521	24,884	74,253	110,421	1,169,821
Professional	60,219	81,079	368,421	265,920	3,291,707
Rent	13,094	13,679	36,098	34,280	269,230
Salaries and benefits	81,790	149,610	298,678	263,481	1,008,338
Shareholder and investor relations	8,208	38,810	58,644	126,767	2,730,509
Tax on argentine bank transactions and on assets	15,279	17,911	50,484	72,115	145,326
Transfer agent and filing	7,008	9,627	72,161	46,605	469,829
Travel	8,225	29,155	39,292	113,114	820,478
Write-down of mineral claims	-	-	-	-	408,496

	(1,165,867)	(990,527)	(3,012,588)	(6,179,084)	(41,744,275)

Interest income	14,571	13,189	19,936	55,486	166,522
Miscellaneous income	15,504	-	15,504	-	15,504
Interest expense	(168)	(821)	(38,106)	(967)	(600,346)

Net loss for the period before
income taxes	(1,135,960)	(978,159)	(3,015,254)	(6,124,565)	(42,162,595)

Income tax expense	942	-	3,849	-	25,968

Net loss for the period	(1,136,902)	(978,159)	(3,019,103)	(6,124,565)	(42,188,563)

Other comprehensive income (loss)

Unrealized gain (loss) on foreign exchange translation	(5,027)	2,269	19,354	(44,294)	(4,984)

Comprehensive loss for the period	$(1,141,930)	$(975,890)	$(2,999,749)	$(6,168,859)	$ (42,193,547)

Net loss per share - basic and diluted	$(0.01)	$(0.01)	$(0.04)	$(0.09)

Weighted average number of shares outstanding
basic and diluted	82,164,522	71,677,317	75,589,708	71,609,262

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE PEROD FROM JANUARY 31, 2013 to October 31, 2013
(Stated in U.S. Dollars)
(Unaudited)

	Common Stock
					Accumulated	Total
			Additional		Other	Stockholders’
	Number of	Share	Paid-in	Accumulated	Comprehensive	Equity
	Shares	Capital	Capital	Deficit	Income (Loss)	(Deficiency)
Balance at January 31, 2013	71,677,317	$35,304,627	$6,877,657	$(39,169,460)	$(24,338)	$2,988,486

Common stock issued for cash	8,874,824	2,014,889	418,258	-	-	2,433,147
Issuance of convertible debenture			2,300,000			2,300,000
Partial conversion of convertible debenture	6,018,321	1,341,215	(1,341,215)			-
Stock-based compensation			948			948
Net loss for the period	-	-	-	(3,019,103)	-	(3,019,103)
Foreign currency translation gain (loss)	-	-	-	-	19,354	19,354

Balance at October 31, 2013	86,570,462	$38,660,731	$8,255,648	$(42,188,563)	$(4,984)	$4,722,832

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)
(UNAUDITED)

	For the Nine Months Ended		From December 21,
	October 31,		2001 (Inception) to
	2013	2012	October 31, 2012
Cash used in operating activities
Net loss	$(3,019,103)	$(6,124,565)	(42,188,563)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	45,890	49,140	179,657
Stock-based compensation	948	344,435	4,575,260
Debt discount	-	-	5,881
Shares issued to acquire mineral properties	-	-	3,500
Shares issued in payment of bonus	-	-	52,160
Non-cash interest	38,058	-	371,391
Write-down of mineral claims	-	-	408,496
Changes in operating assets and liabilities:
Receivables	19,967	7,368	(13,390)
Prepaid expenses and deposits	(9,189)	(20,967)	(66,820)
Accounts payable and accrued liabilities	(106,794)	(283,515)	474,733
Due to (from) related parties	4,495	(21,436)	18,134

Net cash used in operating activities	(3,025,728)	(6,049,540)	(36,179,561)

Cash flows used in investing activities
Acquisition of mineral property interests	-	-	(408,496)
Acquisition of surface rights to mineral property	-	-	(815,000)
Issuance of loan	(2,300,000)	-	(2,300,000)
Receipt of loan repayment and applicable taxes	1,667,306	-	1,667,306
Purchase of short-term investments	-	-	(4,109,097)
Redemption of short-term investments	-	-	4,109,097
Acquisition of equipment	(6,197)	(39,626)	(561,039)

Net cash used in investing activities	(638,891)	(39,626)	(2,417,229)

Cash flows from financing activities
Proceeds from issuance of convertible debentures	2,300,000	-	3,950,000
Proceeds from issuance of promissory notes	-	-	790,410
Repayment of promissory notes	-	-	(790,410)
Proceeds from issuance of common stock/warrants	2,433,147	81,600	37,751,977
Proceeds from shares subscribed	-	-	104,380

Net cash provided by financing activities	4,733,147	81,600	41,806,357

Effects of foreign currency exchange	(36,010)	(46,264)	(59,907)

Increase (decrease) in cash and cash equivalents during the period	1,032,518	(6,053,830)	3,149,660

Cash and cash equivalents, beginning of period	2,117,142	9,249,307	-

Cash and cash equivalents, end of period	$3,149,660	$3,195,477	$3,149,660

Supplemental disclosures
Cash (received) paid during the period for:
Taxes	$70,593	$62,420	$172,930
Interest	$(6,160)	$(59,161)	$(72,152)

Non-cash financing transactions:
Stock based compensation on issuance of brokers warrants	$-	$-	$145,488
Convertible debenture converted into common stock and warrants	$1,650,000	$-	$1,800,000
Notes and related accrued interest converted to common stock	$-	$-	$1,390,008

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED OCTOBER 31, 2013 AND 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Nature of Operations

Argentex Mining Corporation (“Argentex” or the “Company”) was originally incorporated in the State of Nevada on December 21, 2001 under the name Delbrook Corporation. On March 15, 2004, the Company changed its name to Argentex Mining Corporation. On June 8, 2011, the Company moved its jurisdiction of domicile from the United States to the Province of British Columbia, Canada.

Prior to the re-domicile there was a par value of $0.01 per share on the Company's common stock. In the Company's new jurisdiction, there is no par value on the Company's common stock and management reclassified $25,131,164 on the issuance of common stock that was originally credited to additional paid in capital to common stock.

The Company has one wholly-owned subsidiary, SCRN Properties Ltd. (“SCRN”). SCRN was originally formed as a Delaware corporation on February 13, 2004, and on June 3, 2011, it moved its jurisdiction of domicile from the State of Delaware to the Province of British Columbia, Canada. SCRN was formed for the purpose of acquiring and exploring natural resource properties in Argentina.

Exploration Stage

The Company is primarily involved in acquiring and exploring mineral properties in Argentina. The Company is in the exploration stage of its mineral property development and to date has not yet established any proven mineral reserves on its existing properties. The Company has not produced any significant revenues from its principal business or commenced significant operations and it is considered an exploration stage company as defined by Securities and Exchange Commission (SEC) Guide 7 with reference to Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) topic 915.

Basis of Presentation and Principles of Consolidation

The accompanying condensed interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial statements. These condensed interim consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the GAAP framework and include the financial statements of Argentex and SCRN. All significant intercompany balances and transactions have been eliminated from the consolidated financial results. The interim financial information of the Company as of October 31, 2013 and for the three and nine months ended October 31, 2013 and 2012 is unaudited, and the balance sheet as of January 31, 2013 is derived from audited financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED OCTOBER 31, 2013 AND 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS, continued

Basis of Presentation and Principles of Consolidation, continued

Accordingly, these condensed interim consolidated financial statements omit or condense notes and certain other information normally included in financial statements prepared in according with U.S. generally accepted accounting principles. The accounting policies followed for these quarterly financial reporting financial statements conform with the accounting policies disclosed in Note 2 of the Company’s audited January 31, 2013 consolidated financial statements. In the opinion of management, all adjustments that are necessary for a fair presentation of the financial information of the interim periods reported have been made. The results of operations for the three and nine months ended October 31, 2013 are not necessarily indicative of the results that can be expected for the fiscal year ending January 31, 2014. These unaudited condensed interim consolidated financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company’s audited consolidated financial statements for the year ended January 31, 2013.

Additional significant accounting policies that either affect the Company or have been developed since January 31, 2013 are summarized below.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Recently Adopted Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in the ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP. The new amendments will require an organization to:

- Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period; and

- Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. The adoption of ASU No. 2013-02 is not expected to have a material impact on the Company’s financial position or results of operations.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED OCTOBER 31, 2013 AND 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In January 2013, the FASB issued ASU No. 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarifies which instruments and transactions are subject to the offsetting disclosure requirements originally established by ASU 2011-11. The new ASU addresses preparer concerns that the scope of the disclosure requirements under ASU 2011-11 was overly broad and imposed unintended costs that were not commensurate with estimated benefits to financial statement users. In choosing to narrow the scope of the offsetting disclosures, the Board determined that it could make them more operable and cost effective for preparers while still giving financial statement users sufficient information to analyze the most significant presentation differences between financial statements prepared in accordance with U.S. GAAP and those prepared under International Financial Reporting Standards. The amendments in this update will be effective for fiscal periods beginning on, or after January 1, 2013. The adoption of ASU 2013-01 is not expected to have a material impact on our financial position or results of operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents and investments with initial maturities of more than three months to be short-term investments. The following tables summarize the Company’s financial assets’ adjusted cost, unrealized gains and fair value by significant investment category recorded as cash and cash equivalents as of October 31, 2013 and January 31, 2013:

October 31, 2013

		Adjusted Cost	Unrealized Gains	Fair Value	Cash and Cash Equivalents
Level 1:	Cash	$ 3,145,958	$ 3,702	$ 3,149,660	$ 3,149,660

January 31, 2013

		Adjusted Cost	Unrealized Gains	Fair Value	Cash and Cash Equivalents
Level 1:	Cash	$ 2,116,467	$ 675	$ 2,117,142	$ 2,117,142

NOTE 3-LOAN RECEIVABLE

Immediately following its July 2, 2013 financing as disclosed in notes 9 and 10, in an effort to protect the Company from the devaluation of the Argentine peso, the Company’s subsidiary, SCRN Properties Ltd. made a Loan of $2,300,000 (12,408,500 pesos). The Borrower, an Argentine “Mutual”, is the Argentine equivalent of a credit union. The loan is non-interest bearing, repayable in pesos in nine consecutive monthly installments, beginning on July 15, 2013 and ending on March 17, 2014, with the amount of each installment linked to the U.S. dollar. In the event of a default, default interest will be accrued on the unpaid principal at the rate of 9.3% per annum. Austral Gold Limited has guaranteed repayment of the loan.

During the period, $1,650,000 plus taxes of $17,306 equivalent in Argentine pesos was repaid to the Company, leaving a balance receivable of $650,000. On November 15, 2013 $130,000 plus taxes of $2,712 equivalent in Argentine pesos was repaid to the Company.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED OCTOBER 31, 2013 AND 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 4 – EQUIPMENT

	October 31, 2013
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$49,406	$245,555
Equipment	187,199	81,540	105,659
Furniture and fixtures	19,185	10,679	8,506
Computer equipment	59,102	37,208	21,894
	$560,447	$178,833	$381,614

	January 31, 2013
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$29,496	$265,465
Equipment	183,407	63,043	120,364
Furniture and fixtures	19,185	9,178	10,007
Computer equipment	56,697	31,226	25,471
	$554,250	$132,943	$421,307

NOTE 5 – MINERAL PROPERTY INTERESTS

a)	Pinguino Project

Pursuant to the terms of a mineral property option agreement, dated February 24, 2004, between the Company and an affiliate of a former director, the Company purchased a 100% interest in a mineral property located in the Santa Cruz Province of the Republic of Argentina, known as the Pinguino Property. The agreement also provides for an area of interest such that, in the event that the optionor records any property claims within five (5) kilometers of the boundaries of the property, such claims will become subject to the mineral property option agreement.

To acquire the property, the Company made payments aggregating $393,390 (CDN$450,000) between 2004 and 2008.

On December 10, 2010, the Company entered into an agreement with a land owner whereby the Company purchased surface rights to the major portion of the property, known as El Piche, for $815,000. The Company completed this acquisition on December 17, 2010.

b)	Condor Project

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of an ex-director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in certain mineral claims located in the Santa Cruz Province of the Republic of Argentina, known as the Condor Property, subject to a 2% net smelter return royalty in favor of an former director. The Company wrote off the acquisition costs in a prior year. The Company has the right to repurchase either one-half of the royalty for approximately $950,000 (CDN$1,000,000) or all of the royalty for $1,900,000 (CDN$2,000,000).

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED OCTOBER 31, 2013 AND 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 5 – MINERAL PROPERTY INTERESTS, continued

c)	Contreras, other Santa Cruz and Rio Negro Projects

Pursuant to the terms of a Mineral Property Acquisition Agreement, dated February 24, 2004, between the Company and an affiliate of an former director of the Company, the Company acquired mineral claims located in the Santa Cruz Province of the Republic of Argentina, then known as the Dyakowski Property for total consideration of 833,333 common shares of the Company (subsequently increased, as a result of a stock dividend, to 2,499,999). The shares have been issued and were subject to an Escrow Agreement dated March 2, 2004.

On June 30, 2005, the Company entered into an amending agreement whereby the Company amended the Escrow Agreement. This amending agreement was restated August 8, 2005 whereby the Company agreed to release the 4,999,998 shares of its common stock that were being held in escrow. Of the 4,999,998 released shares, 4,749,998 of these shares were returned to treasury and cancelled and 250,000 of these shares were released to a former director of the Company for the transfer of the mineral claims to the Company.

In addition, pursuant to the terms of a Share Purchase Agreement, dated February 24, 2004, between the Company and an affiliate of an former director of the Company, the Company acquired a 100% interest in SCRN Properties Ltd. (SCRN), a Delaware corporation, the sole asset of which consisted of mineral claims located in the Rio Negro Province of the Republic of Argentina, known as the SCRN Property, for total consideration of 833,333 common shares of the Company (subsequently increased, as a result of a stock dividend, to 2,499,999). The shares have been issued and were subject to an Escrow Agreement dated March 2, 2004.

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of a former director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in mineral claims located in the Santa Cruz and Rio Negro Provinces of the Republic of Argentina, known as the Storm Cat Property. Subsequent to acquisition of these properties, the Company has accounted for expenditures by province. The Company wrote off the acquisition costs in a prior year.

d)	British Columbia Claims

On June 7, 2010, the Company acquired a group of three contiguous mineral tenures known as the Clapperton Property, covering an aggregate of approximately 825 hectares of land located in south central British Columbia, Canada, approximately 25 kilometers northeast of the town of Merritt, British Columbia. The total purchase amount was $324. Between May 25, 2011 and June 4, 2013, the Company made cash-in-lieu payments of approximately $11,848 (CDN$11,971) which advanced the expiry date of the three mineral tenures to December 7, 2013. During the fall of 2013, the Company performed preliminary exploration work on the property and intends to submit a report to the British Colombia government through the Minerals Titles Online system, which is the online mineral claims system for staking, maintaining, submitting property reports and terminating claims. The Company anticipates that the work submitted, if approved, would extend the expiry date of the three mineral tenures to March 1, 2016.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED OCTOBER 31, 2013 AND 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 5 – MINERAL PROPERTY INTERESTS, continued

Mineral property interests expense reflected in the accompanying consolidated statement of operations relates to the following projects:

	Three Months	Three Months	Nine Months	Nine Months	December 21,
	Ended	Ended	Ended	Ended	2001 (Inception)
	October 31,	October 31,	October 31,	October 31,	to October 31,
	2013	2012	2013	2012	2013
Pinguino
Assaying, testing and analysis	$-	$16,017	$314	$177,884	$1,150,407
Camp, salaries and supplies	240,633	247,260	508,272	1,584,248	6,259,545
Claim maintenance	12,469	4,617	30,197	31,097	168,056
Drilling	419,719	-	419,785	1,653,786	10,732,547
Engineering	-	124,617	19,816	401,437	1,147,778
Environmental	-	4,308	12,233	35,518	187,398
Geological and geophysical	59,478	27,733	195,525	226,231	1,782,793
Metallurgical	-	47,251	9,720	236,797	344,764
Travel and accommodation	17,683	8,389	45,303	16,611	352,628
	749,982	480,192	1,241,165	4,363,609	22,125,916
Condor
Claim maintenance	240	26	264	12,712	39,085
Camp, salaries and supplies	-	-	-	7,941	34,555
Environmental	-	-	23,486	-	23,486
Geological and geophysical	-	3,324	-	14,026	110,512
Travel	-	-	-	319	-
	240	3,350	23,750	34,998	207,638
Contreras and other Santa Cruz
Assaying, testing and analysis	-	-	1,535	-	61,782
Camp, salaries and supplies	-	-	4,079	-	180,556
Claim maintenance	2,500	5,788	5,404	5,788	39,901
Environmental	3,670	4,900	23,439	4,900	28,338
Geological and geophysical	3,524	-	13,803	-	146,010
Travel and accommodation	-	-	200	-	29,014
	9,694	10,688	48,460	10,688	485,601
Rio Negro
Assaying, testing and analysis	-	-	1,016	-	1,512
Camp, salaries and supplies	514	534	4,880	1,601	70,192
Claim maintenance	5,069	13,854	5,452	34,786	75,360
Geological and geophysical	-	518	3,874	518	44,309
Travel and accommodation	3	-	83	-	10,818
	5,586	14,906	15,305	36,905	202,191

British Columbia Claims and other	1,847	-	6,328	4,067	45,905
	$767,349	$509,136	1,335,008	$4,450,267	$23,067,251

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED OCTOBER 31, 2013 AND 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	October 31,	January 31,
	2013	2013

Accounts payable	$181,211	$244,741
Accrued liabilities	65,791	114,330
Accrued taxes and related interest	38,968	82,567

	$285,970	$441,638

NOTE 7-LONG TERM DEBT

During the year, the Company was assessed asset taxes in Argentina of approximately $30,770 ($166,169 Argentine pesos) related to a prior year. Given a current inflation rate in Argentina that is higher than the rate of interest charged by the Argentine government, the Company elected to pay this amount plus interest for a total of approximately $62,910 ($336,515 Argentine pesos) in 120 monthly installments. The current portion of the amount owed is included in accounts payable and accrued liabilities and the amount is unsecured.

NOTE 8 - RELATED PARTY TRANSACTIONS

A summary of director and officer compensation for the nine month periods ended October 31, 2013 and October 31, 2012 were as follows:

	2013	2012
Director fees	$93,727	$24,797
Consulting	268,841	299,955
Salaries and benefits	189,174	97,177
Stock-based compensation (Note 9)	-	133,335

	$551,742	$555,264

As at October 31, 2013 the Company owed directors and officers $18,134 (January 31, 2013 - $13,639). All balances owing were unsecured, non-interest bearing and had no fixed terms of repayment.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED OCTOBER 31, 2013 AND 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 8 - RELATED PARTY TRANSACTIONS, continued

Details of the related party transactions and balances were as follows:

a)

Effective August 1, 2012 the Company signed an employment agreement with its President and CEO, pursuant to which the Company agreed to pay an annual salary of approximately $250,000 plus benefits, including 1,000,000 stock options, medical insurance and a bonus of up to 50% of the annual salary.

During the nine month period ended October 31, 2013, the Company paid or accrued to its President and CEO salary and benefits of $189,174 (October 31, 2012 - $97,177 including a relocation allowance of $34,048 related to his employment agreement). In addition, the Company paid consulting fees of $nil (October 31, 2012- $7,237) to its President and CEO for services provided prior to his employment.

At October 31, 2013 and January 31, 2013, the Company was indebted in the respective amounts of $9,682 and $7,231 related to this employment agreement.

b)

On January 7, 2011 the Company entered into a one year consulting agreement with a company controlled by the Company’s Chief Financial Officer whereby it agreed to pay a consulting fee for services ordinarily provided by a Chief Financial Officer of approximately $12,500 per month. Effective January 1, 2012 the Company renewed the consulting agreement for one year and increased the monthly consulting fee to approximately $15,000 per month. During March, 2012, pursuant to Board approval, the Company paid the company a discretionary cash bonus of approximately $10,000 (CDN$10,000). Effective January 1, 2013, the consulting agreement automatically renewed for one year.

During the nine month period ended October 31, 2013, the Company paid or accrued consulting fees of $132,102 (October 31, 2012 - $132,757) and recorded stock based compensation of $nil (October 31, 2012 - $62,849) related to this consulting agreement. At October 31, 2013 and January 31, 2013, the Company was indebted in the respective amounts of $6,845 and $5,422 related to this consulting agreement.

c)

On March 11, 2011, the Company entered into a consulting agreement with a company controlled by the Company’s Executive Vice President of Corporate Development whereby it agreed to pay a monthly consulting fee for services ordinarily provided by an Executive Vice President of Corporate Development of approximately $12,500. Effective March 1, 2012 the Company renewed the consulting agreement for one year and increased the monthly consulting fee to approximately $15,000 per month. In addition, effective January 20, 2012 until October 31, 2012, the Executive VP Corporate Development assumed the additional role of interim President of the Company for which he was compensated with an additional fee of approximately $2,500 per month. During March, 2012, pursuant to Board approval, the Company paid the company a discretionary cash bonus of approximately $10,000 (CDN$10,000). Effective March 1, 2013, the consulting agreement automatically renewed for one year.

During the nine month period ended October 31, 2013, the Company paid or accrued consulting fees of $131,299 (October 31, 2012 - $146,550) and recorded stock based compensation of $nil (October 31, 2012 - $70,486) related to this consulting agreement. At October 31, 2013 and January 31, 2013, the Company was indebted in the respective amounts of $1,607 and $986 related to this consulting agreement.

d)

During the nine months ended October 31, 2013, the Company paid or accrued aggregate director fees of $93,727 to six directors (October 31, 2012 - $24,797 to five directors). In addition consulting fees of approximately $5,440 was paid to a Company controlled by one director (October 31, 2012-$13,411).

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED OCTOBER 31, 2013 AND 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 9 – CONVERTIBLE DEBENTURE

Pursuant to a subscription agreement with Austral Gold Limited’s (“Austral”) Argentine subsidiary Austral Gold Argentina S.A. (“Austral Argentina”), dated July 2, 2013, the Company issued a non-interest bearing, unsecured convertible debenture (the “Debenture”) in the principal amount of $2,300,000 with a maturity date on or before July 2, 2014 (the “Maturity Date”). The convertible debenture is convertible into 8,389,176 Units at a conversion price of US$0.274163 (CDN$0.2882) per Unit. Each Unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at an exercise price of CDN$0.40 until July 2, 2018.

The Company may pay all or any part of the principal amount due under the Debenture at any time on or before the Maturity Date, without penalty or prepayment premium, by way of conversion but, only to the extent that the Company has received repayments of the Loan Receivable, as described in Note 3 to these financial statements. Terms of the Debenture also limit conversion to a maximum amount of 19.9% of the Company’s common shares outstanding immediately after giving effect to such conversion.

The Company has considered the guidance in the FASB Codification, and has determined that the Debenture does not contain a beneficial conversion feature, as the fair value of the Company’s common stock on the date of issuance was less than the conversion price. The fair value of the Debenture was charged to additional paid in capital as it has characteristics of an equity instrument since it may not be settled in cash.

The Company also considered whether the Units, once issued, contained an embedded derivative and concluded that they do not since they are denominated in Canadian dollars, the Company’s functional currency.

During the period, the Company converted $1,650,000 of the outstanding principal amount of the $2.3 million convertible debenture. In the partial conversion, which was effected at a conversion price of US$0.274163 (CDN$0.2882) per Unit, the Company issued 6,018,321 common shares and 3,009,161 warrants. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018. The relative fair value of the warrants in the amount of $308,785 was credited to additional paid in capital and $1,341,215 was credited to common shares. The Unit warrants were valued at the date of issuance, using the Black Scholes valuation model, at $0.0571 -$0.0705 per warrant. The assumptions used in the Black Scholes model were: risk free interest rate – 1.73% -2.11%; expected life of the warrants – 4.71 -4.96 years; annualized volatility – 90%-93%; and dividend rate – 0%.

NOTE 10 – CAPITAL STOCK

Preferred stock, no par value, unlimited authorized,
     Nil shares issued and outstanding at October 31, 2013 and January 31, 2013

Preferred stock, Series A convertible, no par value,
     Authorized 2,000, nil shares issued and outstanding at October 31, 2013 and January 31, 2013

	October 31,	January 31,
	2013	2013
Common stock, no par value, unlimited, authorized Issued and outstanding	86,570,462	71,677,317

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED OCTOBER 31, 2013 AND 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 10 – CAPITAL STOCK, continued

Stock Transactions

Pursuant to subscription agreements with Austral Gold Limited (“Austral”) and its Argentine subsidiary Austral Gold Argentina S.A. (“Austral Argentina”), dated July 2, 2013, Argentex sold 8,632,000 Units to Austral and 242,824 Units to Austral Argentina for aggregate gross proceeds of $2,433,147 (CDN$2,557,724). Each Unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at an exercise price of CDN$0.40 until July 2, 2018. The relative fair value of the warrants in the amount of $418,258 was credited to additional paid in capital and $2,014,889 was credited to common shares. The Unit warrants were valued, using the Black Scholes valuation model, at $0.0569 per warrant. The assumptions used in the Black Scholes model were: risk free interest rate – 1.77%; expected life of the warrants – 5 years; annualized volatility – 91%; and dividend rate – 0%.

At the closing, Argentex and Austral entered into an Investment Agreement that entitles Austral to nominate one member of the Board, an Assistant Secretary and one member of the Argentex Technical Advisory Board. The Investment Agreement also entitles Austral (and its affiliates) to certain anti-dilution rights. In the Investment Agreement, Austral agreed that it (and its affiliates) would not initiate or support any effort to gain control of Argentex and that it (and its affiliates) would refrain from acquiring any more than 19.9% of the issued and outstanding shares of Argentex unless otherwise agreed to by Argentex, and both Austral and Argentex agreed to discuss a potential business combination. The Investment Agreement remains in effect until such time as Austral (together with its affiliates) owns less than ten percent (10%) of the issued and outstanding shares of Argentex (on a partially diluted basis to include common shares that may be issued upon conversion of the convertible debenture). In the Investment Agreement, Austral also agreed that it would not transfer any of the securities purchased by it (and Austral Argentina) for one year after the closing, except for transfers to affiliates.

The subscription proceeds of $2,366,574 from the sale of the Units to Austral were paid to the Company in Canada. The subscription proceeds of $66,573 from the sale of Units and $2,300,000 from the sale of the convertible debenture to Austral Argentina, aggregating $2,366,573, were received by the Company’s subsidiary in Argentina as 12,767,666 Argentine pesos. Immediately following the closing, SCRN Properties Ltd. made a loan in an amount equal to $2,300,000 (12,408,500 pesos) (note 3).

Upon conversion of the entire principal balance of the convertible debenture (but without adjusting for shares that may be issued upon exercise of warrants), and assuming no other shares are issued by Argentex before conversion, Austral and its affiliates would own approximately 19.9% of the issued and outstanding shares of Argentex. Each warrant contains a term prohibiting exercise by the holder if the exercise would result in the holder (together with its affiliates) having ownership of more than 19.9% of the issued and outstanding Company shares.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED OCTOBER 31, 2013 AND 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 10 – CAPITAL STOCK, continued

Share purchase warrants

Share purchase warrant transactions are summarized as follows:

		Weighted
	Number of	Average
	Warrants	Exercise Price

Balance at January 31, 2012	17,229,206	$1.28
Expired	(900,000)	1.25
Balance at January 31, 2013	16,329,206	$1.28
Issued	7,446,573	0.38
Expired	(5,524,500)	1.56
Balance at October 31, 2013	18,251,279	$0.79

At October 31, 2013, the following share purchase warrants were outstanding and exercisable:

Number of	Exercise
warrants	Price	Expiry Date

10,804,706	$1.09 (C$1.14)	October 26, 2015
7,446,573	$0.38 (C$0.40)	July 2, 2018
18,251,279

Stock Options

Stock option transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance at January 31, 2012	3,577,500	0.85
Granted	3,360,000	0.305
Exercised	(240,000)	0.34
Expired	(340,000)	0.81
Balance at January 31, 2013	6,357,500	$0.58
Expired	(895,000)	0.70

Balance at October 31, 2013	5,462,500	$0.55

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED OCTOBER 31, 2013 AND 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 10 – CAPITAL STOCK, continued

Stock options, continued

At October 31, 2013, the following stock options were outstanding:

Number of	Exercise
Stock Options	Price	Expiry Date
137,500	$ 0.80	January 7, 2014
400,000	$ 0.37	February 10, 2014
150,000	$ 1.04	March 11, 2014
100,000	$ 0.855	January 19, 2015
400,000	$ 0.62 (C$ 0.64)	May 10, 2015
1,205,000	$ 1.12 (C$ 1.15)	August 23, 2016
3,070,000	$ 0.30 (C$ 0.305)	October 31, 2015
5,462,500

At October 31, 2013, 5,462,500 (January 31, 2013 – 6,332,500) stock options were exercisable.

Total stock-based compensation recognized during the three and nine month periods ended October 31, 2013 was $nil and $948 (October 31, 2012 - $5,120 and $344,435) respectively. Stock-based compensation has been recorded in the consolidated statements of operations as follows, with corresponding additional paid-in capital recorded in stockholders’ equity:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	October 31,	October 31,	October 31,	October 31,
	2013	2012	2013	2012

Consulting fees	$-	$1,016	$948	$195,986
Mineral property interests	-	3,929	-	115,870
Salaries and benefits	-	175	-	32,579

As at October 31, 2013, the aggregate intrinsic values of all outstanding, vested stock options and exercised stock options were $nil (October 31, 2012-$nil).

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED OCTOBER 31, 2013 AND 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 11 – SEGMENTED INFORMATION

At October 31, 2013 and January 31, 2013, the Company operated in two reportable segments. Identifiable assets and net loss in each geographic area were as follows:

	October 31,	January 31,
	2013	2013

Identifiable assets
Canada	$2,306,958	$2,161,650
Argentina	2,768,852	1,282,113
	$5,075,810	$3,443,763

	Three Months	Three Months	Nine	Nine Months
	Ended	Ended	Months Ended	Ended
	October 31,	October 31,	October 31,	October 31,
	2013	2012	2013	2012

Loss for the period
Canada	$278,324	$338,410	$1,387,817	$1,410,633
Argentina	858,578	639,749	1,631,286	4,713,932
	$1,136,902	$978,159	$3,019,103	$6,124,565

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value of Financial Instruments

The Company accounts for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the consolidated financial statements; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value.

The carrying values and fair values of the Company’s financial instruments were as follows:

		October 31, 2013		January 31, 2013
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash and cash equivalents	Level 1	$3,149,660	$3,149,660	$2,117,142	$2,117,142
Receivables	Level 2	$13,390	$13,390	$33,357	$33,357
Loan receivable	Level 2	$650,000	$650,000	$-	$-
Accounts payable	Level 2	$285,970	$285,970	$441,638	$441,638
Convertible debenture	Level 2	$650,000	$650,000	$-	$-
Due to related parties	Level 2	$18,134	$18,134	$13,639	$13,639
Long term debt	Level 2	$48,874	$48,874	$-	-

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED OCTOBER 31, 2013 AND 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

The carrying amount approximates fair value because of the short maturity of the instruments.

Risk Management

The Company’s activities expose it to credit, liquidity and market risks, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices. Market risk includes foreign exchange risk, interest rate risk and other price risk. Immediately after the Company’s financing on July 2, 2103, the Company initially mitigated the currency risk of the Company’s funds received in Argentina Pesos by loaning funds linked to the US dollar and having repayment of this loan guaranteed by Austral Gold Limited. With the funds from the repayment of this loan, the Company invests its excess Argentina Pesos in short-term deposits with an international bank. However, the Company is still exposed to foreign exchange risk in Argentina as the rate of return on the short term deposit instruments are less than the rate of inflation in Argentina. The Company does not participate in the use of other financial instruments to mitigate other risks and has no other designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continued exploration of the Company’s mineral properties, and to limit exposure to risks. A description of the types of risk exposure and the way in which such exposures are managed follows.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and its loan receivable. The Company maintains its Canadian and US cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. The Company’s bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in its credit union accounts are guaranteed by the provincial government of British Columbia. The Company’s Canadian dollar bank account balance, at times, may exceed federally insured limits. The Company maintains its Argentinean pesos in an Argentinean bank deposit account and short term deposits with an international bank. The Company’s loan receivable is with an Argentine Mutual. The Company believes that its credit risk is minimal as the loan has been guaranteed by Austral Gold Limited. As part of the Company’s cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions. The Company has not lost any cash and does not believe its cash is exposed to any significant credit risk.

At October 31, 2013, the Company had approximately $1,850,000 in U.S. cash, $330,000 in Canadian cash, approximately $50,000 in Canadian dollar term deposits guaranteed by the provincial government of British Columbia, Argentinian Nuevo pesos (“ARSs”) aggregating $5,022,000 in short term deposits with an international bank and ARS $466,000. In addition, it had a loan receivable in the amount of $650,000 from an Argentine Mutual.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED OCTOBER 31, 2013 AND 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

Foreign Exchange Risk

The Company is subject to foreign exchange risk for purchases denominated in foreign currencies. The Company operates outside of the United States primarily in Argentina and Canada and the Company is exposed to foreign currency risk due to the fluctuation between the currencies in which the Company operates in and the United States Dollar. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar. Management monitors its foreign currency balances and makes adjustments based on anticipated need for foreign currencies.

At October 31, 2013, the Company was exposed to foreign exchange risk through the following assets and liabilities denominated in foreign currencies:

	Argentinian
	Peso	CDN Dollar
Cash and cash equivalents	5,487,605	$380,945
Receivables and advances	45,356	276
Accounts payable	(812,581)	(68,962)
Long term debt	(288,842)	-
Net exposure	4,431,538	$312,259

The Company does not consider the loan receivable as having foreign exchange risk because Argentinian Peso repayments are linked to the US dollar.

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the US Dollar would have resulted in an increase/decrease of approximately $107,545 in the net loss for the three and nine month periods ended October 31, 2013. As this sensitivity analysis does not take into account any variables other than foreign currency rate fluctuations, the above information may not fully reflect the foreign exchange risk of the assets and liabilities involved.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is held in non-interest bearing bank accounts and fixed rate interest bearing cash equivalents or short-term investments, management considers the interest rate risk to be limited.

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company’s operations are all related to the minerals and mining industry. A reduction in mineral prices or other disturbances in the minerals market could have an adverse effect on the Company’s operations.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED OCTOBER 31, 2013 AND 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 13 – SUBSEQUENT EVENT

On November 15, 2013, the Company converted $130,000 of the outstanding principal amount of the $2.3 million convertible debenture and issued 474,171 common shares and 237,085 warrants at a conversion price of US$0.274163 (CDN$0.2882) per Unit. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018. The relative fair value of the warrants in the amount of $17,771 was credited to additional paid in capital and $112,229 was credited to common shares as calculated in accordance with the Black Scholes valuation model at $0.0434 per warrant. The assumptions used in the Black Scholes model were: risk free interest rate – 1.78%; expected life of the warrants – 4.63 years; annualized volatility –93%; and dividend rate – 0%. .